                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-45860

PROSPECTUS

                            COMSTOCK RESOURCES, INC.

                        4,393,275 Shares of Common Stock
                           Par Value, $0.50 Per Share

     We have registered a total of 4,393,275 shares of our common stock, par value of $.50 per share, for sale by the selling security holders identified in this prospectus. Please see the section in this prospectus entitled "Selling
Security Holders."

     The selling security holders will be issued shares of our common stock upon conversion of our Series A 1999 Convertible Preferred Stock. Please see the
Section in this prospectus entitled "Description of Capital Stock - Preferred
Stock."

     We will not receive any of the proceeds from the sale of the common stock by the selling security holders. We have agreed to pay the expenses of the selling security holders in connection with the registration of these shares of our common stock. We estimate those expenses to be $28,000.

     Sales of shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling security holders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the in the form of discounts, concessions or commissions from the selling security holders and/ or the purchasers of common stock for whom such broker dealers may act as agents or to whom they sell as principal, or both
(which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

     The selling security holders may offer the shares through public or private transactions at prevailing market prices, at prices related to such prevailing market prices or at privately negotiated prices. Our common stock is listed on the New York Stock Exchange under the symbol "CRK." On April 25, 2003 the last reported sale price for our common stock was $11.00 per share.

 This investment involves a high degree of risk. Please see the section in this prospectus entitled "Risk Factors" beginning on page 5.
                                   __________

 Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this prospectus.
            Any representation to the contrary is a criminal offense.
                                   __________

                  The date of this prospectus is April 28, 2003

                                        1

                                TABLE OF CONTENTS

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act
of 1934, as amended. All statements other than statements of historical facts included in or incorporated by reference to this prospectus, including without limitation, statements under "Summary," and "Risk Factors," regarding budgeted capital expenditures, increases in oil and natural gas production, our financial position, oil and natural gas reserve estimates, business strategy and other plans and objectives for future operations, are forward-looking statements.
Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. Furthermore, the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revision, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from our expectations are discussed in "Risk Factors" and elsewhere in this prospectus. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, our actual results and plans for 2003 and beyond could differ materially from those expressed in forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such factors.

                                        2

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act of
1934 and therefore we file annual, quarterly and current reports, proxy statements and other documents with the Securities Exchange Commission. You may read and copy any of the reports, proxy statements and any other information that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. You may obtain information on the operation of the
Public Reference Room by calling the SEC at 1-800-SEC-0300. We make available free of charge on our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. The Internet address of our website is
www.comstockresources.com; however, the information contained in our website does not constitute part of this prospectus (unless specifically incorporated herein below). In addition, the SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. Our common stock is quoted on the New York Stock Exchange under the trading symbol
"CRK." Reports, proxy and information statements and other information about us may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New
York 10005.

     We have filed with the SEC a registration statement on Form S-3 under the
Securities Act, with respect to the shares of common stock offered in this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, we refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. You can review and copy the registration statement and its exhibits and schedules from the SEC at the address listed above or from its web site.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that we file with the SEC. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act of 1934 until the offering of these shares is terminated: (1) Annual Report on Form 10-K for the year ended December 31, 2002, (2) Proxy Statement on Schedule 14A filed with the
SEC on April 17, 2003 for the 2003 Annual Meeting of Stockholders and (3) the
description of our common stock contained in our registration statement on Form
8-A filed on December 6, 1996.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus. Requests should be directed to Comstock Resources,
Inc., 5300 Town and County Blvd., Suite 500, Frisco, Texas 75034, Attention:
Roland O. Burns, Senior Vice President, telephone number (972) 668-8800.

                                        3

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this prospectus.

                                    Comstock

     We are an independent energy company engaged in the acquisition, development, production and exploration of oil and natural gas properties. Our oil and natural gas operations are concentrated in the Gulf of Mexico, East
Texas / North Louisiana, Southeast Texas and South Texas regions. In addition, we have properties in the Illinois Basin region in Kentucky and in the
Mid-Continent regions located in the Texas panhandle, Oklahoma and Kansas. Our oil and natural gas properties are estimated to have proved reserves of 613.9
Bcfe with an estimated Present Value of Proved Reserves of $1.3 billion as of
December 31, 2002. Our proved oil and natural gas reserve base is 80% natural gas and 66% proved developed on a Bcfe basis as of December 31, 2002.

     Our proved reserves at December 31, 2002 and our 2002 average daily production are summarized below:

                                  Reserves at December 31, 2002                   2002 Daily Production
                            -----------------------------------------   -----------------------------------------
                                                              % of                                        % of
                              Oil        Gas       Total      Total       Oil        Gas       Total      Total
                            --------   --------   --------   --------   --------   --------   --------   --------
                            (MMBbls)    (Bcf)      (Bcfe)               (MBbls/d)  (MMcf/d)   (MMcfe/d)
Gulf of Mexico...........     15.6       96.1       189.7      30.9        2.2       20.7       33.6       29.8
East Texas /
     North Louisiana.....      1.1      182.0       188.5      30.7        0.3       32.4       34.2       30.4
Southeast Texas..........      3.1      107.1       125.5      20.4        0.9       24.3       29.5       26.2
South Texas..............      0.7       47.0        51.3       8.4        0.1        6.5        7.0        6.2
Other Regions............      0.3       56.6        58.9       9.6        0.1        7.2        8.3        7.4
                            --------   --------   --------   --------   --------   --------   --------   --------
    Total................     20.8      488.8       613.9     100.0%       3.6       91.1      112.6      100.0%
                            ========   ========   ========   ========   ========   ========   ========   ========

                              Corporate Information

     We were originally organized as a Delaware corporation in 1919 under the name Comstock Tunnel and Drainage Company for the primary purpose of conducting gold and silver mining operations in and around the Comstock lode in Nevada. In
1983, we reincorporated under the laws of Nevada. In November 1987, we changed our name to Comstock Resources, Inc. References in this prospectus to "Comstock
Resources, Inc.," "we," "our," and "us" refer to Comstock Resources, Inc., and unless the context otherwise requires, also refers to our consolidated subsidiaries. Our executive offices are located at 5300 Town and Country Blvd.,
Suite 500, Frisco, Texas 75034 and our telephone number is (972) 668-8800.

                                  The Offering

Common Stock Offered by the Selling Security Holders........4,393,275 shares (1)
Common Stock Outstanding at April 25, 2003.................29,004,561 shares (2)
New York Stock Exchange Symbol..............................................CRK

(1)  Represents shares to be issued to the selling security holders upon conversion of Series A 1999 Convertible Preferred Stock.
(2)  At April 25, 2003, 9,858,800 shares of common stock are reserved for issuance upon exercise of outstanding stock options and warrants and the conversion of the Series A 1999 Convertible Preferred Stock. These reserved shares are not included in the number of shares outstanding.

                                        4

                                  RISK FACTORS

     You should consider carefully the following risk factors together with all of the other information included in this prospectus. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed under the heading "Forward-Looking Statements" in this prospectus.

     Our business is dependent upon the prices for oil and natural gas and these prices are volatile.

     Our business is dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive for our oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond our control, including:

     o    seasonality,
     o    the condition of the United States economy,
     o    imports of crude oil and natural gas,
     o    political conditions in other oil-producing and natural gas-producing countries,
     o    the actions of the Organization of Petroleum Exporting Countries, and
     o    domestic government regulation, legislation and policies.

     Any extended decline in the price of crude oil or natural gas will adversely affect our:

     o    revenues, profitability and cash flow from operations,
     o    present value of proved reserves,
     o    borrowing capacity, and
     o    ability to obtain additional capital.

     In order to reduce our exposure to price risks, we may enter into oil and natural gas price swap arrangements to hedge a portion of our anticipated sales.
Such arrangements may limit our ability to benefit from increases in oil and natural gas prices. As of April 25, 2003, we do not have any significant derivative financial instruments held for price risk management purposes.

     Although we are not currently experiencing any significant involuntary curtailment of our natural gas production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas production.

We plan to pursue acquisitions as part of our growth strategy and there are risks in connection with acquisitions.

     Our growth in prior years has been attributable in significant part to acquisitions of producing properties. In more recent years our growth has been primarily attributable to our drilling activities. We expect to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. However, we cannot assure you that suitable acquisition candidates will be identified in the future, or that we will be able to finance such acquisitions on favorable terms. In addition, we compete against other companies for acquisitions, and we cannot assure you that we will successfully acquire any material property interests. Further, we cannot assure you that future acquisitions by us will be integrated successfully into our operations or will increase our profits.

                                        5

     The successful acquisition of producing properties requires an assessment of numerous factors beyond our control, including:

     o recoverable reserves,
     o exploration potential,
     o future oil and natural gas prices,
     o operating costs, and
     o potential environmental and other liabilities.

     In connection with such an assessment, we perform a review of the subject properties that we believe to be generally consistent with industry practices.
The resulting assessments are inexact and their accuracy uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is made.

     Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geologic characteristics or geographic location than our existing properties. While our current operations are focused in the Gulf of Mexico, East Texas / North Louisiana,
Southeast Texas and South Texas regions, we may pursue acquisitions or properties located in other geographic areas.

We have substantial debt and debt service requirements.

Large Amount of Debt

     We have substantial debt and debt service requirements. As of December 31,
2002, our ratio of total debt to total capitalization was approximately 62%.

Consequences of Debt

Our substantial debt will have important consequences, including:

     o    a substantial portion of our cash flow from operations will be required to make debt service payments,
     o    our ability to borrow additional amounts for working capital, capital expenditures (including acquisitions) or other purposes will be limited, and
     o    our debt could limit our ability to capitalize on significant business opportunities, our flexibility in planning for or reacting to market conditions and our ability to withstand competitive pressures and economic downturns.

     In addition, future acquisition or development activities may require us to alter our capitalization significantly. These changes in capitalization may significantly increase our debt. Moreover, our ability to meet our debt service obligations and to reduce our total debt will be dependent upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or seeking to raise additional debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable us to continue to satisfy our capital requirements.

                                        6

Restrictive Debt Covenants

     Our bank credit facility contains a number of significant covenants. These covenants will limit our ability to, among other things:

     o    borrow additional money,
     o    merge, consolidate or dispose of assets,
     o    make certain types of investments,
     o    enter into transactions with our affiliates, and
     o    pay dividends.

     Our failure to comply with these covenants would cause a default under our bank credit facility. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. Complying with these covenants may cause us to take actions that we otherwise would not take or not take actions that we otherwise would take.

We may not have sufficient funds to meet our substantial capital requirements.

     We make, and will continue to make, substantial capital expenditures for the acquisition, development and exploration of oil and natural gas reserves.
Historically, we have financed these expenditures primarily with cash generated by operations, bank borrowings and the sale of equity securities and non-strategic assets. We believe that we will have sufficient cash provided by operating activities to fund anticipated 2003 capital expenditures of $100.0 million. We intend to borrow under our bank credit facility or to obtain other debt or equity financing as needed to finance future significant acquisitions.
If revenues or our borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, our ability to obtain the capital necessary to undertake or complete future development programs and to pursue acquisition opportunities may be limited. We cannot assure you that additional debt or equity financing or cash generated by operations will be available to meet these requirements. If we need additional funds, our inability to raise them may adversely affect our operations.

Our future success depends on our ability to replace our reserves.

     Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. To increase reserves and production, we must continue our acquisition and drilling activities. We cannot assure you, however, that our acquisition and drilling activities will result in significant additional reserves or that we will have continuing success drilling productive wells at low finding and development costs. Furthermore, while our revenues may increase if prevailing oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

                                        7

Drilling activities are subject to many risks.

     Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. We cannot assure you that new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including:

     o    title problems,
     o    adverse weather conditions,
     o    compliance with governmental requirements, and
     o    shortages or delays in the delivery of equipment and services.

Our operations are subject to operating hazards and uninsured risks.

     Our operations are subject to all of the risks normally associated with the exploration for and the production of oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. In addition, we may from time to time conduct relatively deep drilling which will involve increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. We cannot assure you that our insurance will adequately cover any losses or liabilities. Furthermore, we cannot predict the continued
availability of insurance, or availability at commercially acceptable prices.

We operate in a highly competitive industry.

     The oil and natural gas industry is highly competitive. Our competitors for the acquisition, development and exploration of oil and natural gas properties, purchases and marketing of natural gas, transportation and processing of natural gas, and capital to finance such activities, include companies that have greater financial and personnel resources than we do. These resources could allow those competitors to price their products and services more aggressively than we can, which could hurt our profitability. Moreover, our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

There are many uncertainties in estimating reserves and future net cash flows.

     There are many uncertainties in estimating quantities and values of proved reserves, projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating the recovery from underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate depends on the quality of available data, production history and engineering and geological interpretation and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future oil and natural gas prices may all differ materially from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. The present value of proved reserves and the standardized measure of discounted future net cash flows set forth in this prospectus are estimates only and should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. Thus, the information set forth in this prospectus includes revisions of certain reserve estimates attributable to proved properties included in the preceding year's estimates. Such revisions reflect additional information from subsequent activities, production history of the properties involved and any adjustments in the projected economic life of such properties

                                        8

resulting from changes in product prices. Any future downward revisions could adversely affect our financial condition, borrowing base under our bank credit facility, future prospects and the market value of our common stock and other securities.

We have not paid dividends recently.

     During the last five fiscal years, we have not paid any dividends on our outstanding common stock, nor do we intend to do so in the foreseeable future.
In addition, we are restricted from doing so under our bank credit facility, the indenture for our senior notes and by the terms of our outstanding preferred stock. We currently intend to retain our cash for the continued expansion of our business.

Shares eligible for sale in the public market may affect the market price of our common stock.

     Sales of substantial amounts of our common stock in the public market could adversely affect the market price for our common stock. If our stockholders were to sell a significant number of shares, the prevailing
market price of our common stock could be adversely affected.

Certain provisions of Nevada law and our corporate governance documents may affect a third party's ability to acquire Comstock.

     Our articles of incorporation, bylaws and stockholders' rights plan and
Nevada law include a number of provisions that may have the effect of delaying or deterring a change in the control or management of Comstock and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. Please see the section in this prospectus called "Description of Capital Stock."

We are subject to extensive governmental regulation.

     Our business is affected by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. Our business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment of wells, the discharge of materials into the environment or otherwise relating to environmental protection. Sanctions for noncompliance with these laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders.
These laws sometimes apply retroactively. In addition, a party can be liable for environmental damage without regard to that party's negligence or fault.
Therefore, we could have liability for the conduct of others, or for acts that were in compliance with all applicable laws at the time we performed them.
Environmental laws have become more stringent over the years. In addition, the modification or interpretation of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could limit well servicing opportunities. We cannot assure you that present or future regulation will not adversely affect our operations.

We depend on our key personnel.

     We believe that the success of our business strategy and our ability to operate profitably depend on the continued employment of M. Jay Allison,
President and Chief Executive Officer, and a limited number of other senior management personnel. Loss of the services of Mr. Allison or any of those other individuals could have a material adverse effect on our operations.

                                        9

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, $10.00 par value per share. At April
25, 2003 we had 29,004,561 shares of common stock and 1,757,310 shares of preferred stock issued and outstanding which is convertible into 4,393,275 shares of common stock. We also had options to purchase 5,465,525 shares of common stock outstanding at that date. In the aggregate, 9,858,800 shares of common stock have been reserved for issuance pursuant to the exercise of currently outstanding options and the conversion of the preferred stock.

     Common Stock

     Subject to the prior rights of the outstanding preferred stock and any other shares of preferred stock that may be issued from time to time, and except as otherwise set forth below, the shares of common stock (1) are entitled to such dividends as may be declared by our board of directors, in its discretion, out of funds legally available therefor; (2) are entitled to one vote per share on matters voted upon by the stockholders and have no cumulative voting rights;
(3) have no preemptive or conversion rights; (4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled, upon liquidation, to receive our assets remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of the preferred stock. Although our articles of incorporation do not deny preemptive rights to stockholders, under Nevada law no stockholders have preemptive rights with respect to shares that, upon issuance, are registered under Section 12 of the Exchange Act of 1934. The common stock is currently registered under Section
12 of the Exchange Act of 1934.

     Because our shares of common stock do not have cumulative voting rights, the holders of a majority of the shares voting for the election of directors can elect all members of the class of Comstock's classified board of directors that are to be elected at a meeting of the stockholders, subject to any rights of the holders of the preferred stock. Please see "preferred stock" immediately below.

    Preferred Stock

     The board of directors is empowered, without approval of the stockholders, to cause shares of our authorized preferred stock to be issued in one or more classes or series, from time to time, with the number of shares of each class or series and the rights, preferences and limitations of each class or series to be determined by it. Among the specific matters that may be determined by our board of directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Shares of preferred stock may, in our board of directors' sole determination, be issued with voting rights greater than one vote per share. Issuance of shares of preferred stock could involve dilution of the equity of the holders of common stock and further restrict the rights of such stockholders to receive dividends.

     On April 27, 1999 the board of directors created two new series of preferred stock consisting of 3,000,000 shares designated as the Series A 1999
Convertible Preferred Stock (the "Series A Preferred") and 1,051,999 shares designated as the Series B 1999 Non-Convertible Preferred Stock (the "Series B
Preferred"). On April 29, 1999, we sold 1,948,001 shares of our Series A
Preferred and 1,051,999 shares of our Series B Preferred for a total consideration of $30.0 million. The proceeds from the sale of the preferred stock were used to reduces outstanding indebtedness under our bank credit facility. On June 30, 1999 all of the Series B Preferred were converted into an identical number of shares of Series A Preferred. As a result of such conversion, there were 3,000,000 shares of Series A Preferred outstanding and no shares of Series B Preferred. In September and October 2000, holders of
1,242,690 shares of the Series A Preferred converted their shares into 3,106,725 shares of our common stock.

                                       10

     The shares of Series A Preferred accrue dividends at an annual rate of 9%.
Dividends are payable quarterly in cash or in shares of our common stock, at our election. If dividends are paid in shares of common stock, the common stock is valued at 82.5% of the lower of the 5-day or 30-day average closing price of the common stock.

     On May 1, 2005 and on each May 1, thereafter, so long as any shares of the
Series A Preferred are outstanding, we are obligated to redeem 1,000,000 shares of the Series A Preferred at $10.00 per share plus accrued and unpaid dividends thereon. The mandatory redemption price may be paid either in cash or in shares of common stock, or any combination thereof, at our option. If we elect to pay the mandatory redemption price in shares of common stock, the common stock will be valued at 82.5% of the lower of the common stock's 5-day or 30-day average closing price (immediately prior to the date of redemption). The holders of the
Series A Preferred have the right, at their option and at any time, to convert all or any part of such shares into shares of common stock. The conversion price of the Series A Preferred as of the date of this prospectus is $4.00 per share of common stock. We have the option to redeem the shares of the Series A
Preferred at a price that would provide the holders with a specified rate of return on their original investment.

     Upon a change of control of Comstock, the holders of the Series A Preferred have the right to require us to purchase all or a portion of the Series A
Preferred for cash or in shares of common stock at our option. The holders of the Series A Preferred similarly have the right to require us to satisfy the redemption obligation with shares of common stock.

     In the event of dissolution, liquidation or winding-up of Comstock, the holders of the Series A Preferred are entitled, after payments of all amounts payable to the holders of any Preferred Stock senior to the Series A Preferred, to receive out of the assets remaining $10.00 per share, together with all dividends thereon accrued or in arrears, whether or not declared, before any payment is made or assets set apart for payment to the holders of the common stock.

     The holders of the Series A Preferred are each entitled to vote with the holders of common stock on all matters submitted for a vote of the holders of shares of common stock on an "as converted" basis. Upon the occurrence of an
"event of noncompliance" within the meaning of the terms of the Series A
Preferred, the holders of the Series A Preferred have the right (for so long as such event of noncompliance continues) to elect two additional directors to our board of directors. An "event of noncompliance" includes (i) the failure to pay in the aggregate four quarterly dividends on such series, (ii) the failure to redeem such series in accordance with its terms, (iii) a default by us on certain indebtedness, (iv) M. Jay Allison ceasing to be our chief executive officer, and (v) the commencement of a bankruptcy or similar proceeding by or against Comstock or any of its significant subsidiaries. We may not so long as the Series A Preferred is outstanding alter any of the rights, preferences or powers of the Series A Preferred or issue any shares of stock ranking on a parity with or senior to the Series A Preferred unless the requisite number of holders have consented thereto. Holders of the Series A Preferred also have the right to approve (1) certain mergers of Comstock where we are not the surviving corporation, (2) the sale or disposition of substantially all of our assets or
(3) payment of any dividend or distribution, on or for the redemption of common stock in excess of $100,000 a year. The holders of the Series A Preferred also have the right to elect two directors (up to a maximum of four) each time we mandatorily redeem the Series A Preferred by issuing shares of common stock.

     Stockholders' Rights Plan

     On December 8, 2000, our board of directors declared a dividend distribution of one Right for each outstanding share of the our common stock to stockholders of record at the close of business on December 18, 2000. Each Right entitles the registered holder to purchase from us one one-hundredth (1/100th)
of a share of Series B Junior Participating Stock Preferred, $10.00 par value per share, at a purchase price of $50.00 per one one-hundredth (1/100th) of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between us and American Stock Transfer & Trust
Company, as Rights Agent.

                                       11

     Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the common stock upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (which term does not include an "Exempt Person" as defined in the Rights Agreement) has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of common stock (the "Stock
Acquisition Date"), or (ii) ten (10) business days (or such later date as the
Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of such outstanding shares of common stock. The date the
Rights separate is referred to as the "Distribution Date."

     Until the Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after December 18, 2000 will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificates. Pursuant to the Rights Agreement, we reserve the right to require prior to the occurrence of a Triggering Event
(as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series B Junior Participating Preferred
Stock will be issued. The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 18, 2010, unless earlier redeemed by us.

     In the event that (i) Comstock is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and its common stock remains outstanding and unchanged, (ii)
any person shall acquire beneficial ownership of more than twenty percent (20%)
of the outstanding shares of common stock (except pursuant to (A) certain consolidations or mergers involving Comstock or sales or transfers of the combined assets, cash flow or earning power of Comstock and its subsidiaries or
(B) an offer for all outstanding shares of common stock at a price and upon terms and conditions which a majority of the Board of Directors determines to be in the best interests of Comstock and its stockholders), or (iii) there occurs a reclassification of securities, a recapitalization of Comstock or any of certain business combinations or other transactions (other than certain consolidations and mergers involving Comstock and sales or transfers of the combined assets, cash flow or earning power of Comstock and its subsidiaries) involving Comstock or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of Comstock or any of its subsidiaries beneficially owned by an
Acquiring Person (or any associate or affiliate thereof), each holder of a Right
(other than the Acquiring Person and certain related parties) will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of Comstock) having a value equal to two times the Purchase Price of the Right. However, Rights are not
exercisable following the occurrence of either of the events described above until such time as the Rights are no longer redeemable by Comstock as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i)
Comstock shall enter into a merger or other business combination transaction in which Comstock is not the surviving corporation, (ii) Comstock is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than 50% of the combined assets, cash flow or earning power of Comstock is sold or transferred each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of our outstanding shares our Board of Directors may, without payment of the Purchase

                                       12

Price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of common stock (or in certain circumstances preferred stock) for which a Right is exercisable immediately prior to the time of our decision to exchange the Rights
(subject to adjustment).

     At any time until ten business days following the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.01 per
Right (payable in cash, shares of common stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

     The Rights Plan has certain anti-takeover effects including making it prohibitively expensive for a raider to try to control or take us over unilaterally and without negotiation with our board of directors. Although intended to preserve for our stockholders the long term value of the Company, the Rights Plan may make it more difficult for stockholders to benefit from certain transactions which are opposed by the incumbent board of directors.

     Anti-Takeover Provisions

     In addition to the Rights Plan, our articles of incorporation and bylaws and Nevada law include certain provisions which may have the effect of delaying or deterring a change in control or management of the Company or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.
Please see "Preferred Stock" above.

     Our bylaws contain provisions dividing the board of directors into classes with only one class standing for election each year. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

     Nevada's "Combinations with Interested Stockholders Statute," Nevada
Revised Statutesss. 78.411-78.444, which applies to any Nevada corporation subject to the reporting requirements of Section 12 of the Exchange Act of 1934, including us, prohibits an "interested stockholder" from entering into a
"combination" with the corporation for three years, unless certain conditions are met. A "combination" includes (a) any merger of the corporation or a subsidiary of the corporation with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets,
(ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation, (c) any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding shares of the corporation, (d)
the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder," (e) certain transactions which would result in increasing the proportionate share of shares of the corporation owned by the "interested stockholder," (f) a recapitalization of the corporation or (g) the receipt of benefits by an "interested stockholder,"
except proportionately as a stockholder, of any loans, advances or other financial benefits provided by the corporation. An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

                                       13

     A corporation to which the Combinations with Interested Stockholders
Statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval is not obtained, the combination may be consummated after the three year period expires if either (a)(i) the board of directors of the corporation approved, prior to such person becoming an interested stockholder, the combination or the purchase of shares by the interested stockholder or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the interested stockholder at a meeting called no earlier than three years after the date the interested stockholder became such or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Section 78.441 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the
"interested stockholder" has not become the beneficial owner of additional voting shares of the corporation.

     In addition to the foregoing statute, Nevada has an "Acquisition of
Controlling Interest Statute," Nevada Revised Statutess.78.378-78.3793, which prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Acquisition of Controlling Interest Statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada and whose Articles of Incorporation or Bylaws in effect 10 days following the acquisition of a controlling interest by an acquiror does not prohibit its application. We do not intend to "do business" in
Nevada within the meaning of the Acquisition of Controlling Interest Statute.
Therefore, we believe it is unlikely that the Acquisition of Controlling
Interest Statute will apply to us. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days preceding the date thereof become "Control Shares" which could be deprived of the right to vote until a majority of the disinterested stockholders restore that right. A special stockholders' meeting may be called at the request of the acquiror to consider the voting rights of the acquiror's shares. If the acquiror requests a special meeting and gives an undertaking to pay the expenses of said meeting, then the meeting must take place no earlier than 30 days (unless the acquiror requests that the meeting be held sooner) and no more than 50 days (unless the acquiror agrees to a later date) after the delivery by the acquiror to the corporation of an information statement which sets forth the range of voting power that the acquiror has acquired or proposes to acquire and certain other information concerning the acquiror and the proposed control share acquisition.
If no such request for a stockholders' meeting is made, consideration of the voting rights of the acquiror's shares must be taken at the next special or annual stockholders' meeting. If the stockholders fail to restore voting rights to the acquiror, or if the acquiror fails to timely deliver an information statement to the corporation, then the corporation may, if so provided in its articles or bylaws, call certain of the acquiror's shares for redemption at the average price paid for the control shares by the acquiror. Our articles and bylaws do not currently permit us to redeem an acquiror's shares under these circumstances. The Acquisition of Controlling Interest Statute also provides that in the event the stockholders restore full voting rights to a holder of
Control Shares that owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control
Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid by the acquiror in the transaction subjecting the acquiror to the statute.)

    Transfer Agent and Registrar

     The Transfer Agent and Registrar for the common stock is American Stock
Transfer & Trust Company.

                                       14

                            SELLING SECURITY HOLDERS

The following table sets forth information as of April 25, 2003 with respect to the common stock beneficially owned by the selling security holders.

                                                                               Number of           Before          After
                                                 Number of        Number          Shares          Offering        Offering
                                                  Shares            of          Beneficially    Percentage of   Percentage of
                                                Beneficially      Shares        Owned After       Common          Common
Name and Address of Selling Security Holder(1)    Owned(2)        Offered      Offering(2)(3)      Stock           Stock
----------------------------------------------  ------------    ------------    ------------    ------------    ------------
TCW DEBT AND ROYALTY FUND VI, L.P.,
a California limited partnership                  1,287,378       1,287,378           -             4.2%              -

TCW DEBT AND ROYALTY FUND VIB, L.P.,
a California limited partnership                    391,682         391,682           -             1.3%              -

TRUST COMPANY OF THE WEST, a California
trust company, as Custodian for Allmerica
Asset Management, Inc. as agent for First
Allmerica Financial Life Insurance Company          387,767         387,767           -             1.3%              -

TRUST COMPANY OF THE WEST, a California
trust company, as Custodian pursuant to the
Investment Management and Custody Agreement
dated as of October 27, 1997 between
University of Chicago, TCW Asset Management
Company and Trust Company of the West               155,105         155,105           -             0.5%              -

TRUST COMPANY OF THE WEST, a California
trust company, as Custodian pursuant to the
Investment Management and Custody Agreement
dated as of October 27, 1997 between
University of Notre Dame du Lac, TCW Asset
Management Company and Trust Company of the West    127,385         127,385           -             0.4%              -

TRUST COMPANY OF THE WEST, a California
trust company, as Custodian pursuant to the
Investment Management and Custody Agreement
dated as of October 24, 1997 between William
N. Pennington Separate Property Trust dated
January 1, 1991, TCW Asset Management
Company and Trust Company of the West               581,648         581,648           -             2.0%              -

TRUST COMPANY OF THE WEST, a California
trust company, as Sub-Custodian for the Delta
Master Trust dated May 27, 1982, as amended,
under the sub-custody agreement and power of
attorney dated October 30, 1997 among Trust
Company of the West, Citibank F.S.B., as
Trustee and TCW Asset Management Company            212,310         212,310           -             0.7%              -

TRUST COMPANY OF THE WEST, a California
trust company, in its capacities as Investment
Manager pursuant to the Investment Management
Agreement dated as of June 6,1988 with General
Mills, Inc. and as Custodian pursuant to the
Custody Agreement dated as of February 6, 1989
with General Mills, Inc. and State Street Bank
and Trust Company, as trustee                     1,250,000       1,250,000           -             4.1%              -
                                                  ---------       ---------
     Total:                                       4,393,275       4,393,275           -            13.2%              -
                                                  =========       =========

(1)  Unless otherwise, the address of each selling security holder is 865 South
     Figueroa, Suite 1800, Los Angeles, California 90017.
(2)  Includes shares issuable upon conversion of the Series A 1999 Convertible
     Preferred Stock.
(3)  Assumes all shares offered will be sold, however there is no obligation to do so.

                                       15

                              PLAN OF DISTRIBUTION

     We will receive no proceeds from this offering. We are registering the shares on behalf of the selling security holders. The shares may be sold by the selling security holders or by pledgees, donees, transferees or other successors in interest. We are paying all costs, expenses and fees in connection with the registration of the shares offered hereby. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling security holders
(or their pledgees, donees, transferees or other successors in interest).

     Sales of shares may be effected from time to time in transactions (which may include block transactions) on the New York Stock Exchange, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling security holders may effect such transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both
(which compensation as to a particular broker-dealer might be in excess of customary commissions). To the extent required under the Securities Act of 1933, the aggregate amount of selling security holders' shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Sales of selling security holders' shares may also be made pursuant to Rule 144 under the
Securities Act of 1933, where applicable.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling security holders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the
Securities Act of 1933. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Liabilities under the federal securities laws cannot be waived.

     Because the selling security holders may be deemed to be "underwriters"
within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders will be subject to prospectus delivery requirements under the
Securities Act of 1933. Furthermore, in the event of a "distribution" of the shares, such selling security holder, any selling broker or dealer and any
"affiliated purchasers" may be subject to Regulation M under the Exchange Act of
1934, which Regulation M would prohibit, with certain exceptions, any such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act of 1934 prohibits, with certain exceptions, any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering. It is the opinion of the SEC that indemnification for liabilities under the Securities Act of 1933 is against public policy and is therefore unenforceable.

     The selling security holders may be entitled under agreements entered into with us to indemnification against liabilities under the Securities Act of 1933.

                                       16

                                  LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas.

                                     EXPERTS

The estimates as of December 31, 2000, 2001 and 2002 relating to our proved oil and natural gas reserves, future net revenues of oil and natural gas reserves and present value of future net revenues of oil and natural gas reserves included or incorporated by reference herein are based upon reports prepared by
Lee Keeling and Associates, Inc. and are included or incorporated by reference herein in reliance upon such reports and upon the authority of such firm as experts in petroleum engineering.

The financial statements as of December 31, 2002 and for the three years in the period then ended, included in our Annual Report on Form 10-K for the year ended
December 31, 2002 incorporated by reference in the registration statement of which this prospectus is a part, have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                                       17